UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2021

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐        No  ☒

Coca-Cola ANDINA

Coca-Cola ANDINA

3Q21

"Keep our distance today, so that we can later hug, share and enjoy."

EARNINGS

Coca-Cola

RELEASE

Conference Call Information
Wednesday October 27, 2021
11:00 am Chile – 10:00 am EST

Dial-IN Participants
U.S.A. 1 (866) 952-8559
International (outside U.S.A.) 1 (785) 424-1743
Access Code: ANDINA

Webcast
https://services.choruscall.com/links/koandina211027nxP3zUzY.html

Replay
U.S.A. 1-800-654-1563
International (outside U.S.A.) 1-862-902-0129
Access Code: 52711054
Replay available until November 11, 2021

Audio
Available at www.koandina.com
Thursday October 28, 2021

October 26, 2021

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Ignacio Morales, Finance and Treasury Manager – Corporate Office
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter closed with Consolidated Sales Volume of 197.3 million unit cases*, increasing by 15.3% against the same quarter of the previous year. Excluding beer volume in Chile, due to the agreement with AB InBev, consolidated volume growth for the quarter is 10.0%. Accumulated consolidated Sales Volume reached 588.2 million unit cases, which represents a 16.1% increase against the previous year. Excluding beer volume in Chile, volume increased by 11.1% in the period.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 538,023 million in the quarter, a 36.5% increase against the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 1,530,097 million, which represents a 27.9% increase against the previous year.

•	Consolidated Operating Income* reached CLP 59,151 million in the quarter, which represents an 18.4% increase against the same quarter of the previous year. Accumulated consolidated Operating Income was CLP 188,600 million, a 34.3% increase against the previous year.

•	Consolidated Adjusted EBITDA* increased by 9.6% against the same quarter of the previous year, reaching CLP 84,692 million in the quarter. Adjusted EBITDA Margin reached 15.7%, a contraction of 387 basis points against the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA was CLP 263,568 million, which represents a 19.0% increase against the previous year. Adjusted EBITDA Margin for the period reached 17.2%, a contraction of 128 basis points against the previous year.

•	Net Income attributable to the owners of the controller for the quarter reached CLP 39,353 million, which represents a 51.8% increase regarding the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 83,135 million, which represents an 11.7% increase regarding the previous year.

SUMMARY OF RESULTS THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(Figures in million CLP)	3Q20	3Q21	Var %	9M20	9M21	Var %
Sales Volume (Million Unit Cases)	171.1	197.3	15.3%	506.8	588.2	16.1%
Net Sales	394,055	538,023	36.5%	1,196,495	1,530,097	27.9%
Operating Income*	49,979	59,151	18.4%	140,483	188,600	34.3%
Adjusted EBITDA*	77,279	84,692	9.6%	221,403	263,568	19.0%
Net income attributable to the owners of the controller	25,925	39,353	51.8%	74,401	83,135	11.7%

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

"We closed another quarter with very good results, both financially and in terms of sales volume. In particular, the Chilean operation had an outstanding performance, with an increase in pro forma volume (i.e., excluding beer) of 26.3%, and an increase in Adjusted EBITDA with respect to the previous year and 2019 of 46.7% and 41.0%, respectively. Argentina and Paraguay also closed a positive quarter, both in terms of volume and Adjusted EBITDA, compared to the previous year and 2019. In the case of Brazil, although Adjusted EBITDA was lower in 2020, to a large extent due to extraordinary results in 2020, driven by temporary cost cuts that did not reoccur this year, particularly in advertising; however, compared to 2019, Adjusted EBITDA grew by 10%.

I would also like to highlight important steps we took on our way to becoming a total beverage company. In August we signed an agreement with Viña Santa Rita to commercialize their products in our franchise in Chile. Viña Santa Rita is a leading winery, with high-quality brands such as Casa Real, Medalla Real, Carmen and 120, which will add more than 6 M UC to our volume. On the other hand, in Brazil, as part of our actions to regain the lost beer volume, during August we announced together with Coca-Cola FEMSA, the purchase of the local premium beer brand Therezópolis, and in September an agreement to commercialize Estrella Galicia beers in our franchise in Brazil.

Finally, on issues related to sustainability, I would like to share with you that together with Coca-Cola Embonor, in July we established the company Re-ciclar, which is already making the necessary investments to produce recycled resin by 2024, which will enable us to use this resin in our bottles in Chile. And similarly, at the end of this year our equity investee in Paraguay, Circular Pet, will start the production of recycled resin, which we will begin to use in our bottles beginning the first months of 2022.”

*The definitions used can be found in the Glossary on page 18 of this document.

COCA-COLA ANDINA
3Q21 EARNINGS RELEASE
www.koandina.com

BASIS OF PRESENTATION

Figures in the following analysis are set according to IFRS, in nominal Chilean pesos, for consolidated results as well as for the results of each of our operations. All variations regarding 2020 are nominal.

Since Argentina has been classified as a Hyperinflationary economy, pursuant to IAS 29, translation of figures from local to reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Figures in local currency for both 2021 and 2020 to which we refer in the sections on Argentina, are all expressed in currency of September 2021.

Finally, a devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies regarding the Chilean peso has a negative impact upon consolidating figures.

CONSOLIDATED RESULTS: 3rd Quarter 2021 vs. 3rd Quarter 2020

(Figures in million CLP)	3Q20	3Q21	Var %
Net Sales	394,055	538,023	36.5%
Operating Income	49,979	59,151	18.4%
Adjusted EBITDA	77,279	84,692	9.6%
Net income attributable to the owners of the controller	25,925	39,353	51.8%

Consolidated Sales Volume during the quarter was 197.3 million unit cases, representing a 15.3% increase over the same period in 2020, explained by the volume increase of operations in Chile, Paraguay and Argentina, partially offset by the volume decrease of the operation in Brazil. Excluding Chile's beer volume, from the AB InBev agreement, volume growth reached 10.0% in the quarter. Transactions reached 1,028.6 million in the quarter, representing a 36.9% increase compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 538,023 million, an increase of 36.5%, explained by the revenue growth in our four operations, especially in Chile.

Consolidated Costs of Sales increased by 45.3%, mainly explained by (i) greater volume sold, (ii) the shift in the mix in Brazil and Chile towards products carrying higher unit cost, such as beer, as well as immediate consumption packaging, (iii) a higher cost of PET resin in the four operations, and (iv) a higher cost of sugar in Argentina, Brazil and Chile.

Consolidated Distribution Costs and Administrative Expenses increased by 25.3%, which is mainly explained by (i) higher marketing expenses, (ii) greater labor expenses, and (iii) increased distribution expenses due to increased volume.

The above mentioned effects led to a consolidated Operating Income of CLP 59,151 million, an increase of 18.4%. Operating Margin was 11.0%.

Consolidated Adjusted EBITDA reached CLP 84,692 million, increasing by 9.6%, while on a currency-neutral base it showed an increase of 5.5%. Adjusted EBITDA Margin was 15.7%, a contraction of 387 basis points. Excluding the effect of Chile's beer distribution, from the AB InBev agreement, Adjusted EBITDA Margin was 17.2%, a contraction of 246 basis points.

Net Income attributable to the owners of the controller for the quarter was CLP 39,353 million, a 51.8% increase and Net Margin reached 7.3%, an expansion of 74 basis points.

COCA-COLA ANDINA
3Q21 EARNINGS RELEASE
www.koandina.com

ARGENTINA: 3rd Quarter 2021 vs. 3rd Quarter 2020

	3Q20	3Q21	Var %	3Q20	3Q21	Var %

	(Figures in million CLP)			(Figures in million ARS of September 2021)
Net Sales	80,170	112,668	40.5%	11,673	13,702	17.4%
Operating Income	6,629	9,075	36.9%	965	1,104	14.4%
Adjusted EBITDA	13,014	16,437	26.3%	1,895	1,999	5.5%

Sales Volume for the quarter increased by 8.7%, reaching 42.6 million unit cases, explained by a volume increase in all categories. Transactions reached 191.9 million, representing an increase of 25.2%, due to the recovery of immediate consumption packaging. Our market share in the soft drinks segment reached 59.5 points, a contraction of 200 basis points compared to the same quarter of the previous year. It is worth mentioning that as a result of restrictions related to COVID-19, from April 2020 the company conducting the survey had to change the methodology and the sample, which some months were carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Net Sales reached CLP 112,668 million, increasing by 40.5%. In local currency they increased by 17.4%, which was mainly explained by the previously mentioned volume increase, and the increase of average income per unit case sold, which resulted from price increases carried out and due to the recovery of immediate consumption packaging sales.

Cost of Sales increased by 47.1%, while in local currency it increased by 22.9%, which is mainly explained by (i) the increase of volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, (iii) an increase in the mix of immediate consumption packaging, and (iv) a higher cost of sugar, PET, aluminum and electric energy.

Distribution Costs and Administrative Expenses increased by 31.8% in the reporting currency, while in local currency they increased by 10.1%, which is mainly explained by higher labor expenses and higher distribution expenses because of increased volume and higher tariffs.

The above mentioned effects led to an Operating Income of CLP 9,075 million, a 36.9% increase regarding the same period of the previous year. Operating Margin was 8.1%. In local currency Operating Income increased by 14.4%.

Adjusted EBITDA amounted to CLP 16,437 million, a 26.3% increase. Adjusted EBITDA Margin was 14.6%, a contraction of 164 basis points. On the other hand, in local currency Adjusted EBITDA increased by 5.5%.

BRAZIL: 3rd Quarter 2021 vs. 3rd Quarter 2020

	3Q20	3Q21	Var %	3Q20	3Q21	Var %

	(Figures in million CLP)			(Figures in million BRL)
Net Sales	136,818	142,953	4.5%	943	968	2.6%
Operating Income	22,663	13,836	-39.0%	156	94	-40.1%
Adjusted EBITDA	29,449	19,853	-32.6%	203	134	-33.8%

Sales Volume for the quarter reached 63.7 million unit cases, a decrease of 2.3%, explained by a decreased volume in the Soft drinks category, partially offset by an increase in the categories for Water, Juices and other non-alcoholic beverages and Beer. Transactions reached 313.4 million, representing an increase of 1.3%. Soft drinks market share in our franchises in Brazil reached 62.0 points, an expansion of 14 basis points compared to the same quarter of the previous year.

Net Sales amounted to CLP 142,953 million, an increase of 4.5%. In local currency, Net Sales increased by 2.6%, which was mainly explained by a higher average income per unit case sold, favored by a higher price and mix of Beers, and was partially offset by the already mentioned volume decrease.

COCA-COLA ANDINA
3Q21 EARNINGS RELEASE
www.koandina.com

Cost of Sales increased by 15.4%, while in local currency it increased by 13.4%, which is mainly explained by (i) the shift in the mix towards products that carry a higher unit cost, especially beer, (ii) higher cost of sugar, (iii) higher resin usage and cost, and (iv) higher cost of cans because of increased aluminum prices.

Distribution Costs and Administrative Expenses increased by 5.6% in the reporting currency. In local currency, they increased by 3.6%, which is mainly explained by greater distribution expenses, because of increased fuel prices and greater marketing expenses, which have returned to pre-pandemic levels. The increase of these costs was partially offset by lower labor expenses and lower depreciation expenses.

The above mentioned effects led to an Operating Income of CLP 13,836 million, a 39.0% decrease. Operating Margin was 9.7%. In local currency, Operating Income decreased by 40.1%.

Adjusted EBITDA reached CLP 19,853 million, a 32.6% decrease compared to the previous year. Adjusted EBITDA Margin was 13.9%, a contraction of 764 basis points. Adjusted EBITDA in local currency decreased by 33.8%.

CHILE: 3rd Quarter 2021 vs. 3rd Quarter 2020

	3Q20	3Q21	Var %

	(Figures in million CLP)
Net Sales	144,041	243,880	69.3%
Operating Income	14,491	28,659	97.8%
Adjusted EBITDA	26,060	38,230	46.7%

Sales Volume for the quarter reached 74.4 million unit cases, which implied a 43.8% increase, explained by increased volume of all categories. Excluding beer volume resulting from the agreement with AB InBev, volume would have increased by 26.3% in the quarter, explained by growth in the sales volume of the categories for Soft drinks, Water and Juices and other non-alcoholic beverages. Transactions reached 428.3 million, which represents a 100.9% increase. Soft drinks market share reached 65.1 points, a contraction of 245 basis points compared to the same period of the previous year1. It is worth mentioning that as a result of restrictions related to COVID-19, from April 2020 the company conducting the survey had to change the methodology and the sample, which some months were carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Net Sales reached CLP 243,880 million, a 69.3% growth, which is mainly explained by the already mentioned increase in volumes, and to a lesser extent by increased average income per unit case sold.

Cost of Sales increased by 79.4%, which is mainly explained by (i) increased sales in the category for Beer and spirits, explained by the commercialization of AB InBev beers, which have a high cost per unit case, (ii) higher sales volume of the other categories, and (iii) the increase in the cost of certain raw materials, particularly resin and sugar.

Distribution Costs and Administrative Expenses increased by 35.6%, which is mainly explained by (i) higher distribution and hauling expenses, as a result of higher volume sold, (ii) greater labor expenses, and (iii) higher advertising expenses, which have returned to pre-pandemic levels.

The above mentioned effects led to an Operating Income of CLP 28,659 million, 97.8% higher compared to the previous year. Operating Margin was 11.8%.

Adjusted EBITDA reached CLP 38,230 million, an increase of 46.7%. Adjusted EBITDA Margin was 15.7%, a contraction of 242 basis points. Excluding the effect of the distribution of beer from the agreement with AB InBev, Adjusted EBITDA Margin was 19.2%, an expansion of 114 basis points when compared to the same quarter of the previous year.

1 Given that the information for September is not available at the date of publication of this report, soft drinks market share for the operation in Chile corresponds to the accumulated market share for July and August 2021. Likewise, comparisons are made with respect to the accumulated market share of July and August of the year 2020.

COCA-COLA ANDINA
3Q21 EARNINGS RELEASE
www.koandina.com

PARAGUAY: 3rd Quarter 2021 vs. 3rd Quarter 2020

	3Q20	3Q21	Var %	3Q20	3Q21	Var %

	(Figures in million CLP)			(Figures in million PGY)
Net Sales	33,745	39,314	16.5%	300,525	350,517	16.6%
Operating Income	7,607	9,066	19.2%	67,745	80,798	19.3%
Adjusted EBITDA	10,167	11,655	14.6%	90,535	103,903	14.8%

Sales Volume in the quarter reached 16.6 million unit cases, an increase of 10.6%, explained by the volume increase in all categories. Transactions reached 94.9 million, which represents a 26.0% increase. Our soft drinks market share reached 76.0 points in the quarter, a contraction of 305 basis points compared to the same quarter of the previous year. It is worth mentioning that as a result of restrictions related to COVID-19, from April 2020 the company conducting the survey had to change the methodology and the sample, which some months were carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Net Sales reached CLP 39,314 million, increasing by 16.5%. In local currency, Net Sales increased by 16.6%, which was mainly explained by the already mentioned volume increase, and to a lesser extent by a higher average income per unit case sold.

Cost of Sales in the reporting currency increased by 14.2%. In local currency it increased by 14.3%, which is mainly explained by greater sales volume, as well as by a higher cost of resin.

Distribution Costs and Administrative Expenses increased by 19.7%, and in local currency they increased by 19.9%. This is mainly explained by (i) greater marketing expenses, which have returned to pre-pandemic levels, (ii) greater labor costs, and (iii) greater distribution expenses because of higher volume sold and by higher tariffs.

The above mentioned effects led to an Operating Income of CLP 9,066 million, 19.2% higher compared to the previous year. Operating Margin reached 23.1%. In local currency Operating Income increased by 19.3%.

Adjusted EBITDA reached CLP 11,655 million, an increase of 14.6% and Adjusted EBITDA Margin was 29.6%, a contraction of 48 basis points. Adjusted EBITDA in local currency increased by 14.8%.

COCA-COLA ANDINA
3Q21 EARNINGS RELEASE
www.koandina.com

ACCUMULATED RESULTS: Nine Months ended September 30, 2021 vs. Nine Months ended September 30, 2020

Consolidated Results

	9M20	9M21	Var %
(Figures in million CLP)
Net Sales	1,196,495	1,530,097	27.9%
Operating Income	140,483	188,600	34.3%
Adjusted EBITDA	221,403	263,568	19.0%
Net income attributable to the owners of the controller	74,401	83,135	11.7%

Consolidated Sales Volume was 588.2 million unit cases, which represented a 16.1% increase over the same period in 2020, explained by the volume increase in all countries where we operate. Excluding Chile's beer volume, from the AB InBev agreement, sales volume increased by 11.1% in the year. On the other hand, transactions reached 2,961.0 million, representing a 27.5% increase. Consolidated Net Sales reached CLP 1,530,097 million, a 27.9% increase.

Consolidated Costs of Sales increased by 33.4%, mainly explained by (i) greater volume sold, (ii) the shift in the mix towards products carrying a higher unit cost, such as beer, as well as towards immediate consumption packaging, (iii) a greater cost of sugar and PET in Argentina, Brazil and Chile, and (iv) the devaluation of the Argentine peso against the U.S. dollar, which impacts dollarized costs.

Consolidated Distribution Costs and Administrative Expenses increased by 13.4%, which is mainly explained by (i) greater marketing expenses, (ii) higher labor costs in Argentina, Chile and Paraguay, and (iii) increased distribution expenses because of higher volume sold.

The above mentioned effects led to a consolidated Operating Income of CLP 188,600 million, an increase of 34.3%. Operating Margin was 12.3%.

Consolidated Adjusted EBITDA reached CLP 263,568 million, increasing by 19.0%, while on a currency-neutral base it increased by 21.5%. Adjusted EBITDA Margin was 17.2%, a contraction of 128 basis points. Excluding the effect of Chile's beer distribution, from the AB InBev agreement, Adjusted EBITDA Margin was 18.6%, an expansion of 6 basis points.

Net Income attributable to the owners of the controller was CLP 83,135 million, an 11.7% increase and net margin reached 5.4%.

Argentina

	9M20	9M21	Var %	9M20	9M21	Var %

	(Figures in million CLP)			(Figures in million ARS of September 2021)
Net Sales	240,626	335,352	39.4%	35,037	40,784	16.4%
Operating Income	17,162	32,765	90.9%	2,499	3,985	59.5%
Adjusted EBITDA	35,269	54,465	54.4%	5,135	6,624	29.0%

Sales Volume increased by 11.8%, reaching 128.1 million unit cases, explained by the volume increase in all categories. For its part, transactions reached 565.8 million, representing an increase of 19.7%. Net Sales reached CLP 335,352 million, a 39.4% increase, while in local currency Net Sales increased by 16.4%, which was mainly explained by the previously mentioned volume increase, and to a lesser extent by the higher average income per unit case sold.

Cost of Sales increased by 40.7%. In local currency it increased by 17.5%, which is mainly explained by (i) the increase of volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, and (iii) a higher cost of sugar.

COCA-COLA ANDINA
3Q21 EARNINGS RELEASE
www.koandina.com

Distribution Costs and Administrative Expenses increased by 28.0% in the reporting currency. In local currency these increased by 6.9%, which is mainly explained by greater labor expenses, higher freight expenses because of increased sales volume, and lower other operating income classified under this item.

The above mentioned effects led to an Operating Income of CLP 32,765 million, a 90.9% increase. Operating Margin was 9.8%. In local currency, Operating Income increased by 59.5%.

Adjusted EBITDA reached CLP 54,465 million, a 54.4% increase. Adjusted EBITDA Margin was 16.2%, an expansion of 158 basis points. For its part, Adjusted EBITDA in local currency increased by 29.0%.

Brazil

	9M20	9M21	Var %	9M20	9M21	Var %

	(Figures in million CLP)			(Figures in million BRL)
Net Sales	419,338	408,657	-2.5%	2,618	2,952	12.7%
Operating Income	55,415	45,493	-17.9%	349	331	-5.2%
Adjusted EBITDA	76,726	62,849	-18.1%	483	456	-5.6%

Sales volume increased by 4.7% reaching 195.4 million unit cases. The volume increase is explained by the volume growth in the categories for Soft drinks, Juices and other non-alcoholic beverages and Beer, partially offset by the decrease in the category for Waters. For its part, transactions reached 922.5 million, which represents a 3.9% increase. Net Sales reached CLP 408,657 million, a 2.5% decrease, impacted by the negative effect of translating figures to Chilean pesos. In local currency, Net Sales increased by 12.7%, due to a higher average price, mainly explained by higher Beer prices and mix and higher Soft drinks prices, as well as by the already mentioned volume increase.

Cost of Sales increased by 4.4%, while in local currency it increased by 20.6%, which is mainly explained by (i) the shift in the mix towards products that carry a higher unit cost, particularly beer, (ii) a higher cost of sugar, (iii) a higher resin usage and cost, and (iv) the negative effect of the devaluation of the Brazilian real on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 13.8% in the reporting currency, and in local currency, they increased by 0.3%, which is mainly explained by greater advertising expenses and greater distribution expenses resulting from higher volumes and an increase in fuel prices. This increase was partially offset by lower depreciation charges.

The above mentioned effects led to an Operating Income of CLP 45,493 million, a 17.9% decrease. Operating Margin was 11.1%. In local currency, Operating Income decreased by 5.2%.

Adjusted EBITDA reached CLP 62,849 million, an 18.1% decrease compared to the previous year. Adjusted EBITDA Margin was 15.4%, a contraction of 292 basis points. Adjusted EBITDA in local currency decreased by 5.6%.

Chile

	9M20	9M21	Var %

	(Figures in million CLP)
Net Sales	427,384	675,867	58.1%
Operating Income	47,025	87,197	85.4%
Adjusted EBITDA	80,656	115,770	43.5%

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3Q21 EARNINGS RELEASE
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Sales Volume reached 215.7 million unit cases, which implied a 35.0% increase, explained by increased volume of all categories, particularly in the category for Beer and spirits. Excluding Chile’s beer volume resulting from the agreement with AB InBev, sales volume would have increased by 19.1% in the year. For its part, transactions reached 1,198.9 million, which represents a 65.8% increase. Net Sales reached CLP 675,867 million, a 58.1% increase, which is mainly explained by the already mentioned increase in Sales Volume, and to a lesser extent by the higher average price in the period. This higher average price in the period is explained by a greater mix of the category for Beer and spirits and by a higher average price of the categories for non-alcoholic beverages.

Cost of Sales increased by 68.7%, which is mainly explained by increased sales in the category for Beer and spirits, due to the commercialization of AB InBev beers, which have a high cost per unit case, and by higher sales volume of the other categories.

Distribution Costs and Administrative Expenses increased by 25.2%, which is mainly explained by (i) higher freight expenses due to greater volume sold, (ii) greater labor costs, and (iii) higher advertising expenses.

The above mentioned effects led to an Operating Income of CLP 87,197 million, 85.4% higher compared to the previous year. Operating Margin was 12.9%.

Adjusted EBITDA reached CLP 115,770 million, an increase of 43.5%. Adjusted EBITDA Margin was 17.1%, a contraction of 174 basis points. Excluding the effect of the distribution of beer from the agreement with AB InBev, Adjusted EBITDA Margin was 20.5%, an expansion of 168 basis points when compared to the same period of the previous year.

Paraguay

	9M20	9M21	Var %	9M20	9M21	Var %

	(Figures in million CLP)			(Figures in million PGY)
Net Sales	111,170	112,742	1.4%	927,821	1,030,783	11.1%
Operating Income	24,577	27,501	11.9%	205,718	251,538	22.3%
Adjusted EBITDA	32,449	34,839	7.4%	271,420	318,667	17.4%

Sales Volume reached 49.0 million unit cases, which implied an increase of 6.8%, explained by the volume increase in the Soft drinks and Water categories, partially offset by the decrease in the category for Juices and other non-alcoholic beverages. For its part, transactions reached 273.9 million, which represents a 14.7% increase. Net Sales reached CLP 112,742 million, increasing by 1.4%. In local currency, Net Sales increased by 11.1%, which is mainly explained by the already mentioned Sales Volume increase, as well as by a higher average price.

Cost of Sales decreased by 2.5% and in local currency it increased by 6.8%, which is mainly explained by the greater volume sold.

Distribution Costs and Administrative Expenses increased by 0.8% in the reporting currency. In local currency they increased by 10.7%, which is mainly explained by (i) greater labor expenses, (ii) greater advertising expenses, (iii) greater depreciation expenses, and (iv) greater distribution expenses, because of higher volume sold.

The above mentioned effects led to an Operating Income of CLP 27,501 million, 11.9% higher compared to the previous year. Operating Margin reached 24.4%. In local currency Operating Income increased by 22.3%.

Adjusted EBITDA reached CLP 34,839 million, higher by 7.4% when compared to the previous year and Adjusted EBITDA Margin was 30.9%, an expansion of 171 basis points. Adjusted EBITDA in local currency increased by 17.4%.

COCA-COLA ANDINA
3Q21 EARNINGS RELEASE
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NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 13,097 million, which compares to an expense of CLP 12,390 million in the same quarter of the previous year, mainly as a result of lower financial income, explained by the mark-to-market we performed on portfolio management investments on part of the cash held by the Company.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from a CLP 60 million profit to a CLP 538 million profit, which is mainly explained by the significant reduction of losses in the equity investee Coca-Cola del Valle.

Other Income and Expenses account recorded a CLP 3,706 million loss, compared with a CLP 3,627 million profit in the same quarter of the previous year. The variation is mainly explained by the fact that the previous year we performed a reversal of the provision related to tax credits in Brazil.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 557 million loss to a CLP 974 million loss. This loss is explained by a higher inflation recorded this quarter (1.27%) compared to the same quarter of the previous year (0.04%), which has a negative impact on adjusting the debt that the Company holds in UF. This effect was partially offset by earnings on exchange rate differences.

Income Tax went from -CLP 14,412 million to -CLP 2,005 million, which variation is mainly explained by the positive tax effect of the exchange rate difference in Chile, as well as by lower tax withholdings on foreign dividends received.

SUSTAINABILITY

To achieve our mission, we have developed a strategy that allows our stakeholders to be given a profitable and sustainable growth opportunity in the long term, based on the integration of our growth and business sustainability pillars, aligned with our vision and organizational values.

In our Integrated Report, which we have published on an annual basis for the last three years, we account for our progress in the ESG triple dimension (Environmental, Social and Corporate Governance) along with the Company’s financial management. To ensure our priorities are current, during the third quarter of 2021 we updated our materiality study. The materiality process is a central aspect in the definition of priorities and our approach to the integration of sustainability, it guides us when prioritizing resources, determining the focus on operations and defining the aspects that we must manage for the purpose of achieving the greatest impact that allows us to move forward and respond to all our stakeholders.

At Coca-Cola Andina we are committed to identifying, managing and disclosing our material issues, as well as the risks and opportunities we recognize. A topic is considered material when its management and/or impacts are relevant to the business and/or influence the decision of stakeholders. 26 sub-material topics grouped into 9 categories and 3 dimensions (ASG) stand out:

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We want to share with you the most relevant material topics for our stakeholders and the evolution of the specific indicators for the management of each of them. It should be clarified that in the countries in which we operate the definition of the metrics are the same to make them comparable, the differences in the results are due not only to differences in the markets but also to structural differences of the businesses and countries, among others.

This quarter we present the Water Management pillar; water is a fundamental resource for people and planet earth and an especially important input in the production of our products. Coca-Cola Andina's approach is to promote the careful, sustainable and intelligent use of water resources in each link of our production chains, developing efficient processes and investing in technology that allows us to improve future performance. As a result, we are permanently decreasing the amount of water consumed, increasing its reuse safely and looking for alternative sources of supply. In addition, we are firmly committed to replenishing to the community and the environment the amount of water used to make our beverages. We also collaborate, interact and work together with our stakeholders in knowledge and in the development of a cultural and environmental awareness regarding the importance of water.

Efficient water management is one of our greatest challenges, our management covers the entire production process (extraction, use and disposal) through four strategic axes:

Our main indicator (KPI) is the water use ratio (WUR) which is the amount of water used to produce a liter of beverage. In a consolidated way in Coca-Cola Andina, we managed to reduce water consumption by -11.8% in the last 5 years, reaching the double challenge of reducing water use and growing in returnable packaging and stills, both categories with more complex manufacturing processes in terms of water consumption.

The operation in Brazil with our model plant in Duque De Caxias stands out with a YTD 2021 ratio of 1.24 and the efforts made in the Chilean operation to reduce the indicator, where we focus investments in automation and 4.0 manufacturing management oriented to water efficiency, achieving a decrease in consumption by -15.9% in the last 5 years. In addition, in Andina Chile we are implementing an accelerated investment plan to further reduce water consumption during the year 2022, and thus reach a ratio of 1.50 by the end of that year.

Currently, at the closing of the third quarter, the water use ratio values are: Argentina 2.16, Brazil 1.38, Chile 1.96 and Paraguay 1.79, in line to achieve our 2021 target for total Coca-Cola Andina of 1.80.

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CONSOLIDATED BALANCE

The following are the balances of Assets and Liabilities balances at the closing dates of these financial statements:

	12.31.2020	09.30.2021	Variation
	million CLP	million CLP	million CLP
Assets
Current assets	797,298	868,214	70,917
Non-current assets	1,650,767	1,932,651	281,884
Total Assets	2,448,064	2,800,865	352,801

	12.31.2020	09.30.2021	Variation
	million CLP	million CLP	million CLP
Liabilities
Current liabilities	378,056	449,656	71,599
Non-current liabilities	1,238,448	1,283,309	44,862
Total Liabilities	1,616,504	1,732,965	116,461

	12.31.2020	09.30.2021	Variation
	million CLP	million CLP	million CLP
Equity
Non-controlling interests	20,379	25,168	4,789
Equity attributable to the owners of the controller	811,181	1,042,732	231,551
Total Equity	831,560	1,067,900	236,340

At the closing of September, with regard to the closing of 2020, the Argentine peso depreciated against the Chilean peso by 2.7%, generating a decrease in assets, liabilities and equity accounts due to the effect of translation of figures. On the other hand, at the closing of September, with regard to the closing of 2020, the Brazilian real and the Paraguayan guarani appreciated against the Chilean peso by 8.3%. and 12.3%, respectively, which generated an increase in assets, liabilities and equity accounts, due to the translation of figures.

Assets

Total assets increased by CLP 352,801 million, 14.4% compared to December 2020.

Current assets increased by CLP 70,917 million, 8.9% compared to December 2020, which is mainly explained by an increase in Other current financial assets (CLP 58,539 million) because of portfolio investments performed during the year and due to increased Inventories (CLP 32,840 million) mainly raw materials and finished products, which were partially offset by a decrease in Cash and Cash Equivalents (-CLP 31,490 million), mainly due to the already mentioned investment of these balances in financial instruments that are not classified as cash equivalents.

On the other hand, non-current assets increased by CLP 281,884 million, 17.1% regarding December 2020, mainly by the increase in Other non-current financial assets (CLP 175,092 million) explained by the mark to market increase of cross currency swaps of the several bonds held by the Company. Added to the previous increase, is the increase in Property, plant and equipment (CLP 63,000 million) explained by the investment made (CLP 80,488 million) mainly productive, added to investments in cold equipment and packaging, added to the positive effect of translating figures, partially offset by the Depreciation account. There is also the increase in Intangible assets other than goodwill (CLP 40,039 million) mainly due to the positive effect of translating figures on distribution rights in Brazil.

Liabilities and Equity

In total, liabilities increased by CLP 116,461 million, 7.2% compared to December 2020.

Current liabilities increased by CLP 71,599 million, 18.9% compared to December 2020, mainly due to the increase in Current Tax Liabilities (CLP 34,924 million) mainly due to higher income tax in Chile and lower tax credits in Argentina, and higher Trade Accounts Payable and other current accounts payable (CLP 33,119 million), mainly explained by higher balances with commercial creditors of the operation in Chile, from the purchase of raw materials and finished products.

On the other hand, non-current liabilities increased by CLP 44,862 million, 3.6% compared to December 2020, mainly due to the increase in Other non-current financial liabilities (CLP 18,494 million) explained by the increase in bonds payable due to the increase of the UF and the U.S. dollar, partially offset by the decrease in liabilities of the mark to market of cross currency swaps from the bond placed in the US market in January 2020. Added to the previous increase is the increase in Deferred Tax Liabilities (CLP 17,034 million) explained by (i) the increase in the tax rate on earnings in Argentina (30% to 35%), (ii) lower tax losses in Chile, and (iii) increase in deferred liabilities for distribution rights and fixed assets, because of currency conversion.

As for equity, it increased by CLP 236,340 million, 28.4% compared to December 2020, explained by the increase in accumulated earnings from earnings obtained in the period (CLP 83,135 million) and by the restatement of equity balances in our subsidiary in Argentina, in accordance with IAS 29 (CLP 50,804 million), which were partially offset by the payment of dividends (-CLP 80,506 million). Added to the increase in accumulated earnings is the increase in Other Reserves (CLP 178,119 million), which increased mainly due to the recognition of hedging derivatives and the positive effect of translating figures from our foreign subsidiaries.

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FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(million USD)
Total Financial Assets	984
Cash and Cash Equivalent (1)	342
Other current financial assets (1)	242
Valuation of Hedge Derivatives	400

Financial Debt	1,271
Bonds on the international market	662
Bonds on the local market (Chile)	575
Bank Debt and Others	33

Net Financial Debt	286

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

CURRENCY EXPOSURE (%)

	Total Financial Assets	Financial Debt (2)
CLP (Chile)	31%	30%
Unidad de Fomento (CLP indexed to inflation)	34%	41%
BRL (Brazil)	29%	29%
PGY (Paraguay)	5%	0%
ARS (Argentina)	1%	0%
USD (United States)	1%	1%
Total	100%	100%

(2) Includes the effects of Cross Currency Swaps.

RISK RATINGS

Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Standard & Poors	BBB
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

CASH FLOW

	09.30.2020	09.30.2021	Variation
	million CLP	million CLP	million CLP	%
Cash flow
Operating	153,903	172,088	18,185	11.8%
Investment	-150,175	-119,595	30,580	-20.4%
Financing	138,930	-84,578	-223,508	-160.9%
Net Cash Flow for the period	142,658	-32,085	-174,743	-122.5%

During the present period, the Company generated a negative net cash flow of CLP 32,085 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 172,088 million, higher than the CLP 153,903 million recorded in the same period of 2020, which is mainly due to higher collections from sales, partially offset by higher payments to suppliers and employees, and income taxes.

Investment activities generated a negative cash flow of CLP 119,595 million, with a positive variation of CLP 30,580 million regarding the previous year, which is mainly explained by lower purchases of financial instruments and lower Capex.

Financing activities generated a negative cash flow of CLP 84,578 million, with a negative variation of CLP 223,508 million regarding the previous year, mainly explained by the U.S. dollar bond issuance in the United States during 2020, which is not present in 2021.

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MAIN INDICATORS

INDICATOR	Definition	Unit	Sep 21	Dec 20	Sep 20	Sep 21 vs Dec 20		Sep 21 vs Sep 20
LIQUIDITY
Current liquidity	Current Asset Current Liability	Times	1.9	2.1	2.5	-8.4%		-22.6%
Acid ratio	Asset – Inventory Current Liability	Times	1.6	1.8	2.0	-11.1%		-22.3%
ACTIVITY
Investments		Million CLP	80,488	82,653	51,144	-2.6%		57.4%

Inventory turnover	Cost of Sales Average Inventory	Times	6.7	7.4	5.2	-10.2%		28.2%
INDEBETEDNESS
Indebtedness ratio	Net Financial Debt * Total Equity *	Times	0.2	0.5	0.7	-56.6%		-66.2%
Financial expenses coverage	Adjusted EBITDA (12M) Financial Expenses* (12M) – Financial Income* (12M)	Times	7.8	8.9	9.4	-12.4%		-16.4%
Net financial debt / Adjusted EBITDA	Net Financial Debt Adjusted EBITDA (12M)	Times	0.6	1.2	1.5	-50.6%		-62.0%
PROFITABILITY
On Equity	Net Income Fiscal Year (12M) Average Equity	%	14.1%	13.9%	18.7%	0.2	pp	(4.6	)pp
On Total Assets	Net Income Fiscal Year (12M) Average Equity	%	5.0%	5.0%	6.9%	(0.1	)pp	(1.9	)pp

Liquidity

Current Liquidity recorded a negative variation of 8.4% compared to December 2020 explained by the 18.9% increase in current liabilities, previously explained, which recorded a higher increase than current assets (8.9%).

Acid Ratio recorded a 11.1% decrease compared to December 2020, for the reasons set out above in addition to increased inventories (25.7%) in the period, because of a higher stock of raw materials and finished products. Current assets excluding inventories recorded a 5.7% increase compared to December 2020.

Activity

At the closing of September 2021, investments reached CLP 80,488 million, representing a 57.4% increase compared to the same period in 2020, explained by greater production investments in addition to investments in cold equipment and packaging.

Inventory Turnover reached 6.7x, recording a 28.2% increase versus the same period of 2020, mainly explained by the previously mentioned 33.4% increase in the cost of sale versus the same period in 2020.

Indebtedness

Indebtedness ratio reached 0.2x as of the closing of September 2021, representing a 56.6% decrease regarding the closing of December 2020. This is mainly due to the 28.4% increase in total equity, in addition to the 44.2% decrease of net debt.

The Financial Expenses Coverage indicator recorded a 12.4% decrease when compared against December 2020, reaching 7.8x. This is explained by the 29.1% increase in net financial expenses (12 moving months), which was higher than the Adjusted EBITDA 13.0% increase for the period.

Net Financial Debt/Adjusted EBITDA was 0.6x, which represents a 50.6% decrease versus December 2020. This is mainly because of the 44.2% decrease in Net financial debt in addition to the 13.0% increase of Adjusted EBITDA for the same period.

Profitability

Profitability on equity reached 14.1%, 0.2 percentage points higher regarding the indicator measured in December 2020. This result is because the increase in Net Earnings for the 12 moving months (7.2%) was higher than the increase in Average Equity (5.3%).

*Definitions used are contained in the Glossary, on page 18 of this document.

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On the other hand, Profitability on Total Assets was 5.0%, 0.1 percentage points lower than the indicator measured in December 2020, mainly because the increase in average Assets (8.5%) was higher than the aforementioned increase in Net earnings for the 12 moving months.

MACROECONOMIC INFORMATION

INFLATION

	Accumulated 9M21	LTM
Argentina*	36.93%	52.54%
Brazil	6.90%	10.25%
Chile	4.43%	5.34%
Paraguay	4.61%	6.38%

* Official inflation reported by the National Institute of Statistics and Censuses of Argentina (INDEC). It should be mentioned that the inflation used to express Argentina's figures in accordance with IAS 29 corresponds to inflation estimated by the Central Bank of the Argentine Republic (in its Survey of Market Expectations report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation of the previous month (INDEC).

	Local currency/USD		CLP/local currency
	(Average exchange rate)		(Average exchange rate *)
EXCHANGE RATES USED	3Q20	3Q21	3Q20	3Q21
Argentina	73.3	97.2	10.3	8.2
Brazil	5.38	5.23	145.06	147.75
Chile	780	773	N.A	N.A
Paraguay	6,947	6,895	0.11	0.11

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

	Local currency/USD		CLP/local currency
	(Average exchange rate)		(Average exchange rate *)
EXCHANGE RATES USED	9M20	9M21	9M20	9M21
Argentina	67.5	93.3	10.3	8.2
Brazil	5.08	5.33	158.10	138.31
Chile	802	738	N.A	N.A
Paraguay	6,696	6,750	0.12	0.11

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

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Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our collaborators, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, including due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affects our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

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RECENT EVENTS

Interim Dividend 219

On October 29, 2021, the Company will pay Interim Dividend 219: CLP 29.0 for each Series A share and CLP 31.9 for each Series B share. The Shareholders' Register for payment of this dividend will close on October 23, 2021.

Improvement in the risk rating of local debt by ICR Chile

On October 1, through a press release, ICR Chile reported that it upgraded the risk rating of the Company's local debt to AA+ from AA, with a stable outlook. They based their report on the financial strengthening of the Company, reflected in a continuous decrease in its indicators of net financial indebtedness and net financial debt over EBITDA. In addition, they emphasized the high level of liquidity that the Company has, as well as the resilience of its results amidst the pandemic.

Notice of Bondholders' Meetings

On November 11, 2021, Bondholders' Meetings will be held for all lines of existing bonds issued by Embotelladora Andina S.A. in the local market (lines No. 254, No. 641, No. 760 and No. 912). The purpose of these meetings is to submit to the bondholders’ consideration for their approval, an amendment of the current clause of financial indebtedness on equity, which will be replaced by a new debt obligation.

COVID-19 impact on our business

Due to the impact that COVID-19 has had on different countries around the world and its arrival in the region where we operate, Coca-Cola Andina is taking the necessary actions to protect its collaborators and ensure the operational continuity of the Company.

Among the measures that have been taken to protect its collaborators are:

•	Education campaign addressed to our employees on measures to be taken to prevent the spread of COVID-19.

•	Every collaborator in an environment of potential contagion is returned home.

•	New cleaning protocols in our facilities.

•	Certain practices and work activities are modified, maintaining service to customers:

o	We have proceeded to work from home in all positions where it is possible.

•	Provide personal protection equipment to all our collaborators who must continue to work in plants and distribution centers, as well as truck drivers and helpers, including masks and alcohol gel.

Since mid-March last year, the governments of the countries where the Company operates have taken a number of steps to reduce the infection rate of COVID-19. These measures include the partial or total closing of schools, universities, restaurants and bars, malls, the prohibition of social gathering events, sanitary controls and health check points, and in some cases, total or partial quarantines for a part of the population. Governments in the countries where we operate have also announced economic stimulus measures for families and businesses, including restrictions on dismissals of workers in Argentina. To date, none of our plants have had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed and eliminated by the authorities in the four countries where we operate, we have seen great volatility in our sales across channels. During this quarter, at the consolidated level, we see an increase of the relative participation of the on-premise channel, consisting mainly of restaurants and bars, because there were less restrictions regarding the second quarter. On the other hand, regarding immediate consumption volumes and as a result of the increase of the on-premise channel, we also see an increase in its relative importance in all countries. Because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to the uncertainty regarding the evolution of the COVID-19 pandemic and the aforementioned government measures, including how long they will persist, and the effect they will have on our volumes and business in general, we cannot predict the effect that these trends will have on our financial situation. However, we consider that the Company will have no liquidity problems. To date, we do not anticipate significant provisions or write-offs.

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GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

ADDITIONAL INFORMATION

STOCK EXCHANGES WE TRADE ON
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 54.6 million people, delivering 734.6 million unit cases or 4,171 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2020. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina

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in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control, and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time, and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

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Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2021. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	July-September 2021					July-September 2020
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	74.4	63.7	42.6	16.6	197.3	51.7	65.2	39.2	15.0	171.1	15.3%
Transactions (Million)	428.3	313.4	191.9	94.9	1,028.6	213.2	309.4	153.3	75.3	751.2	36.9%

Net sales	243,880	142,953	112,668	39,314	538,023	144,041	136,818	80,170	33,745	394,055	36.5%
Cost of sales	(161,865)	(100,591)	(63,923)	(21,614)	(347,201)	(90,202)	(87,148)	(43,450)	(18,926)	(239,007)	45.3%
Gross profit	82,014	42,362	48,745	17,701	190,822	53,839	49,670	36,720	14,819	155,048	23.1%
Gross margin	33.6%	29.6%	43.3%	45.0%	35.5%	37.4%	36.3%	45.8%	43.9%	39.3%
Distribution and administrative expenses	(53,355)	(28,526)	(39,670)	(8,635)	(130,186)	(39,349)	(27,007)	(30,091)	(7,212)	(103,658)	25.6%

Corporate expenses (2)					(1,484)					(1,411)	5.2%
Operating income (3)	28,659	13,836	9,075	9,066	59,151	14,491	22,663	6,629	7,607	49,979	18.4%
Operating margin	11.8%	9.7%	8.1%	23.1%	11.0%	10.1%	16.6%	8.3%	22.5%	12.7%
Adjusted EBITDA (4)	38,230	19,853	16,437	11,655	84,692	26,060	29,449	13,014	10,167	77,279	9.6%
Adjusted EBITDA margin	15.7%	13.9%	14.6%	29.6%	15.7%	18.1%	21.5%	16.2%	30.1%	19.6%

Financial (expenses) income (net)					(13,097)					(12,390)	5.7%
Share of (loss) profit of investments accounted for using the equity method					538					60	794.6%
Other income (expenses) (5)					(3,706)					3,627	-202.2%
Results by readjustement unit and exchange rate difference					(974)					(557)	74.8%

Net income before income taxes					41,912					40,719	2.9%

Income tax expense					(2,005)					(14,412)	-86.1%

Net income					39,907					26,306	51.7%

Net income attributable to non-controlling interests					(554)					(381)	45.3%
Net income attributable to equity holders of the parent					39,353					25,925	51.8%
Net margin					7.3%					6.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					41.6					27.4
EARNINGS PER ADS					249.4					164.3	51.8%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2021. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-September 2021					January-September 2020
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	215.7	195.4	128.1	49.0	588.2	159.7	186.6	114.6	45.9	506.8	16.1%
Transactions (Million)	1,198.9	922.5	565.8	273.9	2,961.0	723.2	887.8	472.6	238.7	2,322.3	27.5%

Net sales	675,867	408,657	335,352	112,742	1,530,097	427,384	419,338	240,626	111,170	1,196,495	27.9%
Cost of sales	(435,979)	(283,910)	(184,024)	(60,521)	(961,913)	(258,368)	(272,001)	(130,813)	(62,072)	(721,230)	33.4%
Gross profit	239,888	124,747	151,328	52,221	568,184	169,016	147,337	109,812	49,099	475,264	19.6%
Gross margin	35.5%	30.5%	45.1%	46.3%	37.1%	39.5%	35.1%	45.6%	44.2%	39.7%
Distribution and administrative expenses	(152,691)	(79,254)	(118,563)	(24,720)	(375,228)	(121,991)	(91,922)	(92,651)	(24,522)	(331,086)	13.3%

Corporate expenses (2)					(4,356)					(3,696)	17.9%
Operating income (3)	87,197	45,493	32,765	27,501	188,600	47,025	55,415	17,162	24,577	140,483	34.3%
Operating margin	12.9%	11.1%	9.8%	24.4%	12.3%	11.0%	13.2%	7.1%	22.1%	11.7%
Adjusted EBITDA (4)	115,770	62,849	54,465	34,839	263,568	80,656	76,726	35,269	32,449	221,403	19.0%
Adjusted EBITDA margin	17.1%	15.4%	16.2%	30.9%	17.2%	18.9%	18.3%	14.7%	29.2%	18.5%

Financial (expenses) income (net)					(38,103)					(27,262)	39.8%
Share of (loss) profit of investments accounted for using the equity method					1,525					1,335	14.3%
Other income (expenses) (5)					(8,956)					(4,462)	100.7%
Results by readjustement unit and exchange rate difference					(20,544)					(11,384)	80.5%

Net income before income taxes					122,521					98,710	24.1%

Income tax expense					(37,327)					(23,652)	57.8%

Net income					85,194					75,058	13.5%

Net income attributable to non-controlling interests					(2,059)					(657)	213.5%
Net income attributable to equity holders of the parent					83,135					74,401	11.7%
Net margin					5.4%					6.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					87.8					78.6
EARNINGS PER ADS					527.0					471.6	11.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2021.

(In local nominal currency of each period, except Argentina (3))

	July-September 2021				July-September 2020
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	74.4	63.7	42.6	16.6	51.7	65.2	39.2	15.0
Transactions (Million)	428.3	313.4	191.9	94.9	213.2	309.4	153.3	75.3

Net sales	243,880	968.1	13,702.2	350,517	144,041	943.4	11,673.3	300,525
Cost of sales	(161,865)	(681.4)	(7,774.1)	(192,697)	(90,202)	(600.7)	(6,326.7)	(168,557)
Gross profit	82,014	286.8	5,928.2	157,820	53,839	342.7	5,346.5	131,969
Gross margin	33.6%	29.6%	43.3%	45.0%	37.4%	36.3%	45.8%	43.9%
Distribution and administrative expenses	(53,355)	(193.1)	(4,824.5)	(77,022)	(39,349)	(186.3)	(4,381.4)	(64,223)

Operating income (1)	28,659	93.7	1,103.6	80,798	14,491	156.4	965.1	67,745
Operating margin	11.8%	9.7%	8.1%	23.1%	10.1%	16.6%	8.3%	22.5%
Adjusted EBITDA (2)	38,230	134.4	1,999.1	103,903	26,060	203.1	1,894.9	90,535
Adjusted EBITDA margin	15.7%	13.9%	14.6%	29.6%	18.1%	21.5%	16.2%	30.1%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2021 figures are presented in accordance to IAS 29, in September 2021 currency. 2020 figures are also presented in accordance to IAS 29, in September 2021 currency.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2021.

(In local nominal currency of each period, except Argentina (3))

	January-September 2021				January-September 2020
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	215.7	195.4	128.1	49.0	159.7	186.6	114.6	45.9
Transactions (Million)	1,198.9	922.5	565.8	273.9	723.2	887.8	472.6	238.7

Net sales	675,867	2,952.1	40,784.2	1,030,783	427,384	2,618.3	35,036.7	927,821
Cost of sales	(435,979)	(2,048.6)	(22,380.3)	(553,207)	(258,368)	(1,698.7)	(19,047.3)	(517,890)
Gross profit	239,888	903.5	18,403.9	477,576	169,016	919.6	15,989.4	409,931
Gross margin	35.5%	30.6%	45.1%	46.3%	39.5%	35.1%	45.6%	44.2%
Distribution and administrative expenses	(152,691)	(572.7)	(14,419.2)	(226,038)	(121,991)	(570.8)	(13,490.6)	(204,213)

Operating income (1)	87,197	330.7	3,984.7	251,538	47,025	348.7	2,498.9	205,718
Operating margin	12.9%	11.2%	9.8%	24.4%	11.0%	13.3%	7.1%	22.2%
Adjusted EBITDA (2)	115,770	455.9	6,623.8	318,667	80,656	482.7	5,135.4	271,420
Adjusted EBITDA margin	17.1%	15.4%	16.2%	30.9%	18.9%	18.4%	14.7%	29.3%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2021 figures are presented in accordance to IAS 29, in September 2021 currency. 2020 figures are also presented in accordance to IAS 29, in September 2021 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	09-30-2021	12-31-2020	09-30-2020	12-31-2020	09-30-2020
Cash + Time deposits + market. Securit.	476,885	449,836	380,603	6.0%	25.3%
Account receivables (net)	200,635	205,897	155,271	-2.6%	29.2%
Inventories	160,813	127,973	130,015	25.7%	23.7%
Other current assets	29,882	13,593	23,166	119.8%	29.0%
Total Current Assets	868,214	797,298	689,056	8.9%	26.0%

Property, plant and equipment	1,599,668	1,398,055	1,527,395	14.4%	4.7%
Depreciation	(931,091)	(792,479)	(896,446)	17.5%	3.9%
Total Property, Plant, and Equipment	668,577	605,576	630,949	10.4%	6.0%

Investment in related companies	91,332	87,956	88,502	3.8%	3.2%
Goodwill	113,051	98,326	102,967	15.0%	9.8%
Other long term assets	1,059,691	858,908	888,426	23.4%	19.3%
Total Other Assets	1,264,074	1,045,190	1,079,895	20.9%	17.1%

TOTAL ASSETS	2,800,865	2,448,064	2,399,899	14.4%	16.7%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	09-30-2021	12-31-2020	09-30-2020	12-31-2020	09-30-2020
Short term bank liabilities	404	799	1,400	-49.5%	-71.2%
Current portion of bonds payable	15,170	18,705	10,265	-18.9%	47.8%
Other financial liabilities	22,165	19,063	17,840	16.3%	24.2%
Trade accounts payable and notes payable	307,654	269,988	213,292	14.0%	44.2%
Other liabilities	104,263	69,502	33,392	50.0%	212.2%
Total Current Liabilities	449,656	378,056	276,187	18.9%	62.8%

Long term bank liabilities	4,000	4,000	3,744	0.0%	6.8%
Bonds payable	989,651	918,921	967,630	7.7%	2.3%
Other financial liabilities	14,672	66,908	100,913	-78.1%	-85.5%
Other long term liabilities	274,986	248,618	213,672	10.6%	28.7%
Total Long Term Liabilities	1,283,309	1,238,448	1,285,959	3.6%	-0.2%

Minority interest	25,168	20,379	20,584	23.5%	22.3%

Stockholders' Equity	1,042,732	811,181	817,169	28.5%	27.6%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,800,865	2,448,064	2,399,899	14.4%	16.7%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	09-30-2021	12-31-2020	09-30-2020
Chile	28,518	26,488	19,381
Brazil	16,107	19,138	12,556
Argentina	24,302	16,508	12,182
Paraguay	11,561	20,519	7,026
Total	80,488	82,653	51,144

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, October 26, 2021